EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Alion Science and Technology Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-114935) on Form S-8 of Alion Science and Technology Corporation of our report dated March 28, 2005, relating to the statements of net assets available for benefits of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan as of September 30, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of September 30, 2004, which report appears in the September 30, 2004 annual report on Form 11-K of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan.

/s/ KPMG LLP
Chicago, Illinois
March 28, 2005